UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.45/LP 000/COP-M0000000/2025

The Board of Directors of Perusahaan Perseroan (PERSERO) PT Telekomunikasi Indonesia Tbk (hereinafter referred as the “Company”), hereby announces that the Company has convened the Extraordinary General Meeting of Shareholders Year 2025 (“Meeting”) on:

Day/Date	:	Friday, December 12, 2025
Time	:	02.31 pm up to 07.01 pm Western Indonesia Time
Venue	:	Online through the Electronic General Meeting System KSEI (“eASY.KSEI”)
Meeting Link	:	https://akses.ksei.co.id provided by KSEI

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

●Mr. ANGGA RAKA PRABOWO – President Commissioner*;
●Mrs. IRA NOVIARTI – Independent Commissioner;
●Mr. YOHANES SURYA – Independent Commissioner;
●Mr. RIZAL MALARANGENG – Commissioner;
●Mr. SILMY KARIM – Commissioner;
●Mr. OSSY DERMAWAN – Commissioner;
●Mr. RIONALD SILABAN  – Commissioner*;
●Mr. DESWANDHY AGUSMAN – Independent Commissioner*.

BOARD OF DIRECTORS:

●Mrs. DIAN SISWARINI – President Director;
●Mrs. VERANITA YOSEPHINE – Director of Enterprise & Business Service;
●Mr. FAIZAL ROCHMAD DJOEMADI – Director of IT Digital;
●Mr. WILLY SAELAN – Director of Human Capital Management;
●Mr. ARTHUR ANGELO SYAILENDRA – Director of Finance & Risk Management;
●Mr. NANANG HENDARNO – Director of Network;
●Mr. SENO SOEMADJI – Director of Strategic Business Development & Portfolio;
●Mr. HONESTI BASYIR – Director of Wholesale & International Service;
●Mr. ANDY KELANA – Director of Legal & Compliance

*Present at the Meeting via video teleconference.

And the holder/proxy of Series A Dwiwarna share and the holders/proxy of Series B shares who were present and/or represented physically and electronically through eASY.KSEI, collectively representing 85,657,443,141 shares or 86.4698563% of the total number of voting shares issued by the Company as of the date of the Meeting, namely 99,062,216,600 shares, being the total number of voting shares issued by the Company as of the date of the Meeting after taking into account the shares repurchased by the Company and recorded as Treasury Stock, amounting to 1,750,000 shares, with due regard to the Shareholders Register as of the close of trading on 19 November 2025.

Therefore, the quorum requirements for the Meeting have been met for the entire Meeting Agenda and are in accordance with:

(a)	Article 25 paragraph (6) letter a of the Company's Articles of Association and Article 43 letter a of the Financial Services Authority Regulation No. 15/POJK.04/2020 concerning the Plan and Implementation of General Meetings of Shareholders of Public Companies (“POJK 15/2020”), where the Meeting was attended/represented by Series A Dwiwarna shareholder and other shareholders and/or their authorized representatives who together represented at least 3/4 (three-quarters) of the shareholders of the total number of shares with valid voting rights;

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.45/LP 000/COP-M0000000/2025

(b)	Article 25 paragraph (5) letter a of the Company's Articles of Association and Article 42 letter a of POJK 15/2020, where the Meeting is attended/represented by Series A Dwiwarna shareholder and other shareholders and/or their authorized representatives who together represent at least 2/3 (two-thirds) of the total number of shares with valid voting rights. Specifically for the Second Agenda Item related to amendments to the Company's Articles of Association which include changes to the special rights of Series A Dwiwarna, in accordance with Article 45 letter a of POJK 15/2020, where the Meeting was attended/represented by Series A Dwiwarna shareholders representing at least 3/4 (three-quarters) of the total number of shares in the share classification affected by the change in rights present or represented at the GMS;
(c)	Article 25 paragraph (1) letter a of the Company's Articles of Association and Article 41 letter a of POJK 15/2020, whereby the Meeting was attended/represented by shareholders representing more than 1/2 (one-half) of the total number of shares with valid voting rights; and
(d)	Article 25 paragraph (4) letter a of the Company's Articles of Association, whereby the Meeting is attended/represented by Series A Dwiwarna shareholders and other shareholders and/or their authorized representatives who together represent at least 1/2 (one-half) of the total number of shares with valid voting rights.

The Company has appointed independent parties, which are Notary Ashoya Ratam SH., MKn. to record the Meeting and PT Datindo Entrycom, to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Annual General Meeting of Shareholders of PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk, dated December 12, 2025 number 410A/XII/2025, made by Notary Ashoya Ratam SH., MKn. and its summary is as follows:

First Agenda

Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business and Assets (Phase-1), which constitutes part of the plan to Transfer the Entire Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia (TIF), a subsidiary whose shares are directly owned by the Company at 99.99%, in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 concerning Limited Liability Companies as lastly amended by Law Number 6 of 2023 concerning the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 concerning Job Creation into Law in conjunction with Article 25 paragraph (6) of the Company's Articles of Association

Number of Shareholders who Ask Questions	There was no question nor response from Shareholders
The Result of Decision Making	Disagree	Abstain	Agree
	33,833,999 shares or 0.0394992%	411,050,864 shares or 0.4798776%	85,212,558,278 shares or 99.48086232%
Resolution

“The Meeting with the majority vote of 85,623,609,142 (99.9605008%) of the total number of votes issued at the Meeting resolved:

1.a) To approve the Company’s action to undertake a partial spinoff of its wholesale fiber connectivity business and assets (Phase-1), which constitutes part of the plan for the Transfer of All Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia, to become effective upon the fulfillment of all requirements in accordance with the applicable regulations;

b) To approve the increase of the Company’s capital participation in PT Telkom Infrastruktur Indonesia derived from the partial spinoff of the wholesale fiber

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.45/LP 000/COP-M0000000/2025

connectivity business and assets (Phase-1) as referred to in decision (a), at fair value and in accordance with the prevailing regulations. 2. To approve the Draft of the Spin off.”

Second Agenda	Approval of Changes to the Company’s Article of Association
Number of Shareholders who Ask Questions	There was no question nor response from Shareholders
The Result of Decision Making	Particular agenda regarding changes to the special rights of Series A Dwiwarna Shares (attended by affected shareholders, namely Series A Dwiwarna Shareholders)
	Disagree	Abstain	Agree
	0 shares or 0%	0 shares or 0%	1 share Series A Dwiwarna or 100%
Agenda for amendments to the articles of association in order to comply with laws and regulations and policies
	Disagree	Abstain	Agree
	8,390,301,644 shares or 9.7951811%	506,716,564 shares or 0.5915616%	76,760,424,933 shares or 89.6132573%
Resolution

“The Meeting with the majority vote of 77,267,141,497 (90.2048189%) of the total number of votes issued at the Meeting, resolved:

1.To approve the amendments to the Company’s Articles of Association in order to align with the provisions of Law Number 16 of 2025 concerning the Fourth Amendment to Law Number 19 of 2003 on State-Owned Enterprises;
-
which has been approved by more than two-thirds (2/3) of the total number of shares with valid voting rights, including holders of Series A Dwiwarna share.

including the amendment to Article 5 of the Company’s Articles of Association regarding the adjustment of special rights attached to the Series A Dwiwarna Share owned by the Government of the Republic of Indonesia;

-

specifically has been unanimously resolved by representatives of the Series A Dwiwarna Shareholders based on the power of attorney granted, as the affected shareholders in the amount of 1 share or 100%.

2.
To approve the restatement of all provisions of the Company’s Articles of Association into a consolidated codification in connection with the amendments as referred to in point 1 of the above resolution;
3.
To grant authority and power to the Board of Directors of the Company, with the right of substitution, to carry out all necessary actions in relation to the resolutions of this Meeting agenda, including to prepare and restate the entire Articles of Association of the Company in a Notarial Deed and to grant power, with the right of substitution, to submit such deed to the relevant authorities for the purpose of obtaining the acknowledgment of notification and approval of the amendments to the Company’s Articles of Association, and to undertake any and all actions deemed necessary and useful for such purposes without any exception, including making additions and/or amendments to such amendments to the Articles of Association, if required by the relevant authorities.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.45/LP 000/COP-M0000000/2025

Third Agenda	Delegation of Authority for Approval of the Company's Work Plan and Budget (RKAP) for 2026, Including Amendments
Number of Shareholders who Ask Questions	There was one response from Shareholders
The Result of Decision Making	Disagree	Abstain	Agree
	4,631,871,898 shares or 5.4074366%	1,696,796,564 shares or 1.9809097%	79,328,774,679 shares or 92.6116538%
Resolution

“The Meeting with the majority vote of 81,025,571,243 (94.5925634%) of the total number of votes issued at the Meeting, resolved:

To grant authority and power to the Board of Commissioners, subject to obtaining prior written approval from the Majority Series B Shareholder, to approve the Company’s 2026 Work Plan and Budget (RKAP), including any amendments thereto.”

Fourth Agenda	Approval of the Company's Plan to Accept a Special Assignment from the Central Government to Provide Temporary National Data Center Services (PDNS) During the Transition Period
Number of Shareholders who Ask Questions	There was no question nor response from Shareholders
The Result of Decision Making	Disagree	Abstain	Agree
	6,256,519,977 shares or 7.3041171%	1,710,156,064 shares or 1.9965061%	77,690,767,100 shares or 90.6993768%
Resolution

“The Meeting with the majority vote of 79,400,923,164 (92.6958829%) of the total number of votes issued at the Meeting, resolved:

1.
To approve the Company’s plan to accept a special assignment from the Central Government to provide the Temporary National Data Center (PDNS) services in order to ensure the continuity of the Government’s digital services;
2.
The implementation of the special assignment shall be carried out in accordance with the applicable regulations and governance, and upon the fulfillment of all requirements necessary for the implementation of the special assignment pursuant to the prevailing laws and regulations, including the expected margin insofar as it remains within a reasonable range in accordance with the assignment granted.”

Fifth Agenda	Changes in the Management Company
Number of Shareholders who Ask Questions	There was no question nor response from Shareholders
The Result of Decision Making	Disagree	Abstain	Agree
	5,814,120,959 shares or 6.7876424%	480,738,677 shares or 0.5612340%	79,362,583,505 shares or 92.6511236%

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.45/LP 000/COP-M0000000/2025

Resolution	“The Meeting with the majority vote 79,843,322,182 (93.2123576%), including the vote cast by the holder of Serie A Dwiwarna share, of the total number of votes issued at the Meeting, resolved:
	1.	To respectfully dismiss the following individuals from their positions as members of the Company’s Management:
		1)	Director of Wholesale & International Service	:	Mr. Honesti Basyir
		2)	Independent Commissioner	:	Mr. Yohanes Surya

who each of whom was appointed pursuant to the resolutions of the Annual General Meeting of Shareholders (AGMS) for the Financial Year 2022 dated 30 May 2023 jo. the AGMS for the Financial Year 2024 dated 27 May 2025, and the AGMS for the Financial Year 2024 dated 27 May 2025, effective as of the closing of this Meeting, with expressions of gratitude for their contributions of time, effort, and dedication during their tenure as members of the Company’s Management.

	2.	Appointing the following members of the Company's Management:
		1)	Director of Wholesale & International Service	:	Mr. Budi Satria Dharma Purba
		2)	Independent Commissioner	:	Ms. Rofikoh Rokhim

3.

The term of office for the newly appointed members of the Board of Directors and Board of Commissioners will be in accordance with the Company's Articles of Association and applicable laws and regulations, without prejudice to the GMS's right to dismiss them at any time

	4.	With the confirmation of dismissal and appointment of the Company's Management as referred to in points 1 and 2, 3 the composition of the Company's Management becomes as follows:
		a.	Board of Directors
		1)	President Director	:	Dian Siswarini
		2)	Director of Enterprise dan Business Service	:	Veranita Yosephine
		3)	Director of Human Capital Management	:	Willy Saelan
		4)	Director of IT Digital	:	Faizal Rochmad Djoemadi
		5)	Director of Finance and Risk Management	:	Arthur Angelo Syailendra
		6)	Director of Legal & Compliance	:	Andy Kelana
		7)	Director of Network	:	Nanang Hendarno
		8)	Director of Strategic Business Development & Portfolio	:	Seno Soemadji
		9)	Director Wholesale dan International Service	:	Budi Satria Dharma Purba

		b.	Board of Commissioners
		1)	President Commissioner	:	Angga Raka Prabowo
		2)	Commissioner	:	Ossy Dermawan
		3)	Commissioner	:	Rionald Silaban
		4)	Independent Commissioner	:	Rofikoh Rokhim
		5)	Commissioner	:	Silmy Karim
		6)	Independent Commissioner	:	Ira Noviarti
		7)	Commissioner	:	Rizal Malarangeng

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.45/LP 000/COP-M0000000/2025

8)	Independent Commissioner	:	Deswandhy Agusman

5.
Members of the Board of Directors and Board of Commissioners appointed as referred to in point 2 who still hold other positions prohibited by law from being held concurrently with positions as members of the Board of Directors and Board of Commissioners of State-Owned Enterprises must resign or be dismissed from such positions.

6.
Granting power of attorney with the right of substitution to the Company's Board of Directors to declare the decisions of this GMS in the form of a Notarial Deed and appear before a Notary or authorized official and make adjustments or improvements as necessary if required by the authorities for the purpose of implementing the contents of the meeting's decisions.

The announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 49 paragraph (1), Article 51 paragraph (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company.

Jakarta, December 16, 2025

PT Telkom Indonesia (Persero) Tbk

Board of Directors